May 17, 2012

VIA EDGAR AND FAX

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Tamara J. Tangen, Staff Accountant

Re:	Cognizant Technology Solutions Corporation
Form 10-K
Filed February 27, 2012
File No.: 000-24429

Dear Ms. Tangen:

This letter is submitted on behalf of Cognizant Technology Solutions Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated May 7, 2012 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 60

1.	We note that “the majority of [y]our cash, cash equivalents and short-term investments” were held by foreign subsidiaries as of December 31, 2011. Tell us what consideration you have given to disclosing the amounts of cash, cash equivalents and short-term investments held by the foreign subsidiaries.

Securities and Exchange Commission

May 17, 2012

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Response:

In evaluating whether to disclose amounts of cash, cash equivalents and short-term investments held by our foreign subsidiaries, we considered other information and disclosures available to readers of our consolidated financial statements including, but not limited to: (i) our history of funding our cash requirements from operations, (ii) disclosure that both our U.S. and foreign operations are profitable in Footnote 9 – Income Taxes to our Annual Report on Form 10-K for the year ended December 31, 2011, (iii) the lack of any third party debt or financial covenant requirements, and (iv) the fact that our business is not heavily capital intensive. Accordingly, we concluded that the aforementioned items, coupled with our disclosure that “a majority of our cash, cash equivalents and short-term investments was held by our foreign subsidiaries” was sufficient information for readers to understand our belief that we have and expect sufficient liquidity in our U.S. and foreign operations.

However, to further enhance our disclosure, the Company intends, on a prospective basis to disclose the amount of cash, cash equivalents and short-term investments held by our foreign subsidiaries in our Annual Report on Form 10-K. We further advise the Staff that as of March 31, 2012, the amount of cash, cash equivalents and short-term investments held by our foreign subsidiaries was approximately $1.5 billion of the total cash, cash equivalents and short-term investments of approximately $2.5 billion.

Financial Statements

Notes to the Consolidated Financial Statements

Note 9 – Income Taxes, page F-18

2.	Please tell us what consideration you gave to providing disclosures regarding your Deferred Tax Liability pursuant to ASC 740-30-50-2(c).

Response:

We respectfully advise the Staff that we have carefully considered our disclosure obligations under ASC 740-30-50-2(c). As noted in Footnote 9 – Income Taxes to our Annual Report on Form 10-K for the year ended December 31, 2011, our growth strategy depends upon continued infrastructure and other investments, as well as geographic expansion, outside of the United States. As a result, we do not intend to repatriate earnings generated outside the United States, but instead intend to permanently reinvest them outside the United States to fund our

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May 17, 2012

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international growth strategy. In addition, we believe that a calculation of the deferred tax liability associated with our undistributed foreign earnings is impracticable at this time for the following reasons:

•

Our 2011 year-end unremitted foreign earnings balance of $2.9 billion exceeds the cash and investment balance of our foreign subsidiaries. Considering the variety of business assets held by our foreign subsidiaries as well as their wide geographic dispersal, it is extremely difficult to estimate the net results or even the terms under which a hypothetical sale of or borrowing against such assets could occur. Any hypothetical sale or borrowing, moreover, would have local, as well as potentially U.S., tax consequences that would further impact the tax liability associated with a repatriation;

•

There is a wide variety of tax structures available to effectuate a repatriation of foreign earnings each with differing tax consequences; therefore, the tax liability associated with a repatriation will depend on the structure deployed. There is additional uncertainty in calculating the tax impact of a repatriation since foreign tax credits may be available to mitigate the resulting liability. The availability of foreign tax credits requires a complex analysis of local taxes paid, local withholding and other distribution related taxes, as well as significant judgment about complex U.S. limitations on the use of such credits; and

•

Lastly, regulatory requirements in certain jurisdictions may impact the timing and method of repatriation. These factors can impact the tax amounts, as well as the availability of any foreign tax credits, which can also affect the resulting tax expense associated with a repatriation.

We respectfully submit that for these reasons it is impracticable to reasonably calculate the amount of deferred tax liability related to our undistributed foreign earnings at this time. Accordingly, we believe our existing disclosure is appropriate.

Securities and Exchange Commission

May 17, 2012

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Note 11 – Derivative Financial Instruments, page F-22

3.	We note that you have a $323 million net unrealized loss included in accumulated other comprehensive income (loss) from your Cash Flow hedges. Tell us what consideration you gave to providing the disclosures in ASC 815-30-50-1(c) and 815-30-50-2. Also, indicate whether you have recorded an amount for the hedge’s ineffectiveness. If such amounts have been immaterial, please disclose this result. See ASC 815-10-50-4(d).

Response:

We have reviewed the guidance in ASC 815-30-50-1(c) which requires the disclosure of “the estimated net amount of the existing gains or losses that are reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months.” Currently, we present the fair value of our cash flow hedges recorded in current assets and current liabilities in Footnote 11- Derivative Financial Instruments to our Annual Report on Form 10-K for the year ended December 31, 2011, which is indicative of the balance that will be reclassified into pre-tax earnings in the next 12 months. However, in order to enhance our disclosure pursuant to ASC 815-30-50-1(c), we added the sentence below to Footnote 6 - Derivative Financial Instruments to our Quarterly Report on Form 10-Q for the period ended March 31, 2012. This additional disclosure states the estimated net amount of the existing gains or losses that are reported in accumulated other comprehensive income (loss) that is expected to be reclassified on a net of tax basis into earnings within the next 12 months:

“As of March 31, 2012, we estimate that $61,435 of the net losses related to derivatives designated as cash flow hedges recorded in accumulated other comprehensive income (loss) is expected to be reclassified into earnings within the next 12 months.”

Prospectively, in future filings, we will continue to include similar disclosure as appropriate.

In addition, we have reviewed the guidance in ASC 815-30-50-2, which requires the disclosure of (a) the beginning and ending accumulated derivative instrument gain or loss, (b) the related net change associated with current period hedging transactions, and (c) the net amount of any reclassification into earnings. The requirements of 50-2(a) are disclosed, on a net of tax basis, in the Cash Flow Hedges section of Footnote 11- Derivative Financial Instruments of our Annual Report on Form 10-K for the year ended December 31, 2011. The requirements of items 50-2(b)

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May 17, 2012

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and (c) are disclosed in the same footnote on a pre-tax basis. In response to the Staff’s comment, prospectively, in future filings, we intend to include the table below that will include the disclosure required by ASC 815-30-50-2 on a net of tax basis:

The activity related to the change in net unrealized (losses) gains on cash flow hedges in accumulated other comprehensive income (loss) was as follows as of December 31,

(in thousands)

	2012	2011
Net unrealized (losses) gains on cash flow hedges, net of taxes, beginning of period
Change in fair value, net of tax
Reclassification into earnings, net of tax

Net unrealized (losses) gains on cash flow hedges, net of taxes, end of period

Finally, we have reviewed ASC 815-10-50-4C(d) (referred to in your letter as ASC 815-10-50-4(d)) and understand the requirements around the disclosure of hedge ineffectiveness. We have entered into a series of foreign exchange forward contracts that are designated as cash flow hedges of Indian rupee denominated payments in India. We have designed our hedging program so as to achieve critical terms match between the foreign exchange forward contract and the underlying forecasted cash flow transaction. We continuously monitor the hedging program to ensure that the critical terms of the forecasted transactions do not change and that there are no adverse developments with respect to counterparty credit risk. As such, for the three years ended December 31, 2011, the amounts attributable to ineffectiveness associated with our cash flow hedges was less than ten thousand U.S. dollars. Since such amounts were immaterial, we did not include any disclosure in our financial statements. In response to the Staff’s comment and to further enhance our disclosures, we have added the following disclosure in Footnote 6 - Derivative Financial Instruments to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended March 31, 2012:

“Hedge ineffectiveness was immaterial for all periods presented.”

Prospectively, in future filings, we will continue to include similar disclosure as appropriate.

Securities and Exchange Commission

May 17, 2012

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We further acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (201) 678-2709.

Very truly yours,

/s/ Karen McLoughlin
Karen McLoughlin
Chief Financial Officer

cc:	Francisco D’Souza, Chief Executive Officer, Cognizant Technology Solutions Corporation

Steven Schwartz, Senior Vice President, General Counsel and Secretary, Cognizant Technology Solutions Corporation